SEC 1344
(2-2002)       Persons who potentially are to respond to the collection of
Previous       information contained in this form are not required to respond
versions       unless the form displays a currently valid OMB control number.
obsolete

--------------------------------------------------------------------------------


                                                                    OMB APPROVAL
                                                           OMB Number: 3235-0058
                                                       Expires: January 31, 2005
                                                        Estimated average burden
                                                     hours per response. . .2.50
                                                        SEC FILE NUMBER 33-10122
                                                                    CUSIP NUMBER


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):      Form 10-K         Form 20-F         Form 11-K     X  Form 10-Q
             ----              ----              ----              ---
                 Form N-SAR
             ----
For Period Ended:  June 30, 2002
                 -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                ---------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

Polaris Aircraft Income Fund III, A California Limited Partnership
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

201 High Ridge Road
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Stamford, Connecticut, 06927
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without  unreasonable  effort or expense;
                 (b) The subject annual report,  semi-annual report,  transition report on Form 10-K,  Form 20-F,11-K or Form N-SAR,  or portion
 X               thereof,  will be filed on or before the fifteenth calendar day
---              following the  prescribed  due date;  or the subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to obtain access to documents in possession of Arthur Andersen, the previous Certifying Accountant, in order to provide such documents to Ernst & Young, the Registrant's new Certifying Accountant. As a result, Ernst & Young is unable to complete their timely quarterly review in accordance with Statements of Auditing Standards No. 71.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Karen Gulliver               203               961-2176
             --------------               ---               --------
                (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  X  Yes     No
                    ---     ---
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    Yes  X  No
---     ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
--------------------------------------------------------------------------------

       Polaris Aircraft Income Fund III, A California Limited Partnership
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2002     By:  /s/ STEPHEN E. YOST
     -------------------      ---------------------